MASTERWORKS

Launching Now | Carl Andre (13.0% | $1,887,000)

Recently Sold Paintings[1]


Albert Oehlen
Annualized Net Return
33.7% 354 days held


George Condo
Annualized Net Return
31.7% 532 days held


Sam Gilliam
Annualized Net Return
33.1% 791 days held

57% SOLD OUT



Available Now

CARL ANDRE



Achieved $3 Million at auction



Featured in the MoMa, the Met and the Guggenheim



A pioneer in the Minimalist Art movement

Price Appreciation of Similar Works

13.0%*

INVEST NOW

*The set of similar sales comprise artwork by Carl Andre with the following criteria: metal two-dimensional floor sculptures, executed between 1968 and 1969 that measure 60 inches by 60 inches to 80 inches by 80 inches. The data was sourced from publicly available auction records and does not include private sales.

1. Annualized net return, net of fees, assumes all money was invested at the closing date of the offering, and profits were distributed pro rata to investors the date the painting was sold. See important Reg A and performance disclosures: masterworks.com/cd